  Exhibit 99.1

AMARC PROVIDES DETAILS OF EXCEPTIONAL Cu-Au DEPOSIT TARGETS
AT EMPRESS AND GREATER EMPRESS, BRITISH COLUMBIA

January 19, 2021, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to provide details on the expansion potential of the high grade Empress Cu-Au-Ag deposit, and surrounding Greater Empress area. The Greater Empress area is a sizable subarea of Amarc’s extensive 100% owned IKE Cu and Au district, and is located 6 km north of the Company’s substantive IKE porphyry Cu-Mo-Ag discovery. A comprehensive review by Amarc’s technical team of historical data throughout the Greater Empress area (Figure 1) has unlocked a high potential for the discovery of substantial intrusion-related replacement and porphyry Cu-Au±Mo-Ag deposits centered on the Empress deposit.

The 2020 IKE Project Technical Report (the “Report”) provides additional details on the Empress Deposit and the entire Greater Empress area. The Report is available on Amarc’s website at www.amarcresources.com/ahr/Home.asp and under the Company’s profile at www.sedar.com.

The Empress Cu-Au-Ag replacement deposit is a significant body of mineralization, characterized from historical drilling by its common high grade intersections and relatively good vertical and lateral grade continuity. These features support the strong potential for discovery of new high grade extensions to the deposit. Important potential exits for a well-planned core drilling program to expand the mineralization which remains open. Table 1 provides selected historical drill intercepts for the Empress deposit and Figures 3 and 4 show cross sections through the mineralization.

In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite and Buzzer, and the earlier-stage exploration targets include Empress West. Each are discussed below with selected historical drill results provided in Tables 2 and 3. These targets are either not fully drill delineated or have been tested only by shallow, widely-spaced historical reconnaissance percussion drilling: and can with focused exploration be brought to a drill ready status. Amarc has a permit for up to 300 drill holes for the IKE Project.

Management is considering its options to advance this exciting high grade Cu-Au segment of its extensive overall IKE district mineral tenures.

Table 1: EMPRESS DEPOSIT
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)4	CuEQ (%)5,6
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

CuEQ%	>=0.30 & <0.50
>=0.50

Notes to Table 1

1
Widths reported are drill widths, such that the thicknesses are unknown.
2
All assay intervals represent length-weighted averages.
3
Some figures may not sum exactly due to rounding.
(-) means not assayed for.
4
Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).
5
The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at the level of the conceptual recoveries used to determine the CuEQ.
6
Details of analysis, QA/QC (where available) and data verification for the Empress and Greater Empress historical drilling is provided in the 2020 Report which is posted on the Amarc website and the Company’s profile on SEDAR.

Amarc’s IKE Cu and Au district is located in a fertile region of south-central British Columbia (“BC”) that hosts other large Cu±Au±Mo deposits with similar geological settings. Like many major porphyry districts, the IKE district formed in a very active environment characterised by long-lived, multi-phase magmatic–hydrothermal-structural activity, resulting in multiple centers of mineralization. The Au-bearing Empress deposit and other deposit targets within the Greater Empress area were formed at about 85-80 Ma and, as such are distinct from the hydrothermal activity that formed the approximately 46 Ma IKE porphyry Cu-Mo-Ag deposit that is hosted within the Coastal Plutonic Complex (“CPC”) (Figure 1).

Figure 1: Location of the IKE and Empress deposits, the Greater Empress Cu-Au Project area (“Greater Empress” or “GECAP”), and other IKE district deposit targets and mineral occurrences.

The Greater Empress area straddles the CPC contact with volcanic rocks to the north, over a strike length of 15 km (Figure 1). Strong and widespread alteration with abundant sulphides is associated with a variety of deposit types including porphyry Cu±Au±Mo±Ag and high temperature Cu-Au-Ag replacement, as well as Au-Ag high sulphidation and possibly low sulphidation epithermal systems. The range of paleodepth indicated by these deposit types increases the possibility for the preservation of deposits in the IKE district, so increasing the discovery potential.

Amarc’s technical team diligently compiled, verified and integrated Greater Empress area historical information. This compilation of data from geochemical and geophysical surveys and drilling (including 138 core holes totaling 19,298 m averaging approximately 140 m depth, and 96 short percussion holes totaling 4,382 m averaging approximately 46 m in depth for which only Cu and Mo assay data is available), combined with the geological and geophysical survey data from the Company’s programs, has permitted a rapid advancement in the understanding of the high value development potential in the Greater Empress area.

Empress Cu-Au-Ag Replacement Deposit: Historical drilling at Empress has indicated a significant body of good grade Cu-Au mineralization, which remains open to expansion with a modern core drilling program (Table 1). Mineralization at the Empress deposit is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics (Figures 2 and 3). An initial examination of historical drill core by the Amarc team recognized the nearby Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden (see below). The Granite porphyry deposit target is considered a possible source of Empress replacement fluids. The Granite deposit target requires drill delineation.

Figure 2: Greater Empress historical shallow percussion and core drill holes in spatial reference to the northern boundary of the CPC at surface, and both Cu-Au replacement and porphyry targets. The figure shows concentrations of Cu in the first 3 samples of bedrock below base of overburden.

Figure 3:  South to north cross section S-N (see Figure 2 for section location) through the Empress deposit drilling looking West, showing drill hole sample bar graphs for Cu-Au grades. The location of the CPC-volcanic contact is shown by the blue line.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade Table 2 and Figures 3 and 4). This drilling together with moderate to locally strong IP chargeability responses (Figure 5), magnetic geophysical features, and results from historical Cu and Au soil geochemistry (>250 ppm Cu and ≥50 ppb Au which closely reflect the first three historical drill samples results at the base of overburden, see Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, high grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 2: EMPRESS EAST DEPOSIT TARGET
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)5,6
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

For all notes to this table refer to Table 1.

Figure 4: West to east Long Section W-E (see Figure 2 for section location) through the Empress, Empress Gap and Empress East drilling, looking north, showing Cu-Au grades. Note the CPC-volcanic contact as shown by the blue line.

Figure 5: Greater Empress area shallow penetrating historical IP chargeability combined with Amarc Buzzer North IP chargeability survey data, showing shallow historical percussion and core drill holes. Integrated data shows strong IP chargeability anomalies extending over many square km and generally corresponding with known soil geochemical anomalies. The presence of mineralization is confirmed by the widely-spaced historical drill holes across the Greater Empress.

Empress Gap Cu-Au-Ag Replacement Deposit Target: Results from limited historical drilling, comprising eleven shallow percussion drill holes and three deeper core holes, in the >1 km long Empress Gap zone located between the Empress and Empress East suggest a clear opportunity to discover additional Cu-Au-Ag mineralization in proximity to the volcanic-CPC contact (Figure 2). Many of the short percussion holes returned anomalous Cu‐Mo (Au and Ag were not analyzed for), potentially indicative of higher grade underlying mineralization as at the Empress deposit (Figure 4). Of the deeper core holes, Cu‐Au mineralization associated with alteration similar to that at Empress is also reported, however only two of these holes reached the volcanic-CPC contact.

Empress Gap is a significantly underexplored target and drill testing of areas close to the CPC-volcanic contact is required.

Granite Porphyry Cu±Au±Mo-Ag Deposit Target: Two zones of porphyry-style mineralization, the Granite and the Buzzer targets, support the model for derivation of mineralizing replacement fluids at Greater Empress, from these and other possible hidden porphyry deposits. Granite porphyry Cu±Au±Mo-Ag mineralization intersected in limited and tightly collared historical drill holes is located outboard of the CPC and directly to the north of the Empress deposit (Figure 1). Initial relogging by Amarc of selected historical drill core suggests multiple intrusions hosting Mo-rich and Cu-Au porphyry style mineralization associated with biotite-magnetite-sulphide alteration. This mineralization is at shallow depths beneath glacial overburden. Historical core drill intercepts include hole 91-49 which returned 92 m of 0.38% CuEQ1 @ 0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag. This target has not been adequately tested and mineralization remains open to expansion. Step-out drilling from the known mineralization is required (Figure 5).

Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area inboard of the CPC contact) (Figures 1 and 2). Historical drilling at Buzzer has intercepted high grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 3). Whether these mineralized intrusions, are part of a small high level cupola or a large mineralized intrusive body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.
  Balance at the beginning of the period (1)

1see Notes to Table 1 for CuEq calculation

Table 3: BUZZER DEPOSIT TARGET
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)4	Mo (%)	CuEQ (%)5,6
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

For all notes to this table refer to Table 1.
†  Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core holes (Figures 1 and 2). It exhibits the same geological setting as the Empress deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets (see Report).

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high value BC porphyry copper-gold mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold deposit projects located in different prolific porphyry districts in southern, central and northern BC, respectively. Importantly, each of the three projects is located in proximity to industrial infrastructure – including power, highways and rail. These projects represent significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.